

Mail Stop 3720

October 31, 2007

Via U.S. Mail and Fax (516-624-0638)
Mr. William Bozsnyak
Chief Executive Officer
SearchHelp, Inc.
6800 Jericho Turnpike, Suite 208E
Syosset, NY 11791

      RE: **SearchHelp, Inc.**
              Form 10-KSB for Fiscal Year Ended December 31, 2006
              Filed April 11, 2007

              Forms 10-Q for Fiscal Quarter Ended March 31, 2006 and June 30, 2006
              File No. 1-31590

Dear Mr. Bozsnyak:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2006

General

1.   In future filings, please use your Commission file number of 1-31590.

Consolidated Financial Statements

General

2.   We note that you have only one business segment. Tell us your consideration of the guidance in FAS 131 regarding segments and aggregation. We note your disclosure on page 11 that discusses imaging products and software products.

3.   Tell us your consideration of EITF 00-19 and 05-4 in your accounting for and classification of various warrants that you have issued.

CONSOLIDATED STATEMENTS OF OPERATIONS, page F-4

4.   If the captions "cost of sales" and "gross profit" exclude depreciation and amortization for property and equipment directly attributed to the generation of revenue, we believe that this presentation inappropriately reports a figure for income before depreciation and amortization. As required by SAB 11:B, please revise your presentation to either reclassify the applicable depreciation to "cost of sales" or remove the caption "gross margin" and indicate the amount of applicable depreciation that is excluded from "cost of sales."

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

5.   Please disclose your discount policy. We note that a substantial discount was reflected in your Consolidated Statements of Operations for the year ended December 31, 2006.

(b) Revenue Recognition, page F-8

6.   We note that you reversed revenue for the quarter ended June 30, 2007. Tell us and disclose in future filing the amount of returns that resulted in this negative revenue as well as the amount of your actual sales for the quarter. Tell us and disclose your return policy and discuss why you were unable to anticipate these returns. Discuss in detail in MD&A the reason(s) for the returns. We may have additional comments.

(l) Inventories, page F-10

7.   We note the significant increase in your inventories at December 31, 2006 and the fact
        that these inventories did not decline at June 30, 2007. Tell us and disclose in your next
        filing your policy for evaluating inventory obsolescence and excess inventory. Disclose
        the write-offs that you have taken and the reason for the write-offs. Please discuss your
        consideration of the termination of the supply agreement with Fuji disclosed on page F-
        18 and its impact on both the levels and value of your inventories. Tell us in detail about
        your disclosure that management believes that these discussions will result in pricing
        terms that will enable ETP to liquidate the inventory without having a material adverse
        effect on your financial statements.

(m) Deferral of Certain Revenue and Gross Margin, page F-10

8.   Tell us and disclose in future filing how you arrived at a deferral of revenue and gross
        profit of 25% for return privileges. Tell us your consideration of the guidance in
        paragraph 6 through 8 of FAS 48 at arriving at this percentage.

(p) Goodwill, page F-10

9.   Based on your disclosures it appears that you concluded that you have one reporting unit.
        Addressing paragraph 30 of SFAS 142, tell us how you determined your reporting units.

(q) Intangible assets and Amortization, page F-10

10.   Tell us your rationale under the accounting literature for a 10-year amortization period
        for customer relationships.

NOTE 4 – ACQUISITION OF E-TOP-PICS, INC., page F-14

11.   Tell us how you determined the $0.25 per share value that was used to determine the
        purchase price. Tell us your consideration of the guidance in paragraph 22 in FAS 141.

NOTE 5 – ACQUISITION OF AMBER ALERT, INC., page F-15

12.   Tell us how you determined the $0.25 per share value that was used to determine the
        purchase price. Tell us your consideration of the guidance in paragraph 22 in FAS 141.
        Tell us how you have accounted for the fact that the 1,500,000 common restricted shares
        were held in escrow. Tell us your rationale under the accounting literature for reflecting
        the consideration under software development costs on the balance sheet.

NOTE 10 - 10% CONVERTIBLE NOTES PAYABLE, page F-16

13.   In the second sentenced of the first paragraph, you disclose that the Notes are currently convertible at any time. Please tell us in detail what you mean by currently and what, if anything, will cause the conversion terms to change.

14.   Tell us how you determined that the value of the beneficial conversion feature was $213,119. Tell us your consideration of the guidance in Issue 1 of EITF 00-27.

15.   Tell us how your amortization of the $213,119 beneficial conversion complied with paragraph 19 of EITF 00-27 (Issue 6).

16.   Tell us how you determined that the value of the beneficial conversion feature was $589,319. Tell us your consideration of the guidance in Issue 1 of EITF 00-27.

17.   Tell us how your amortization of the $589,319 beneficial conversion complied with paragraph 19 of EITF 00-27 (Issue 6).

NOTE 12 – DUE TO/FROM STOCKHOLDERS AND AFFILIATES, page F-17

18.   Tell us how you determined that the $180,000 in loans was convertible into 600,000 shares of your restricted common stock.

NOTE 16 - EQUITY TRANSACTIONS, page F-19

19.   For each transaction disclosed, tell us your rationale under the accounting literature to determine the fair value of the shares and any discounts taken. Tell us why you used the Black Sholes method for certain transactions. Tell us about the restrictions that gave rise to the discount of approximately 10% that was used for various transactions.

20.   For each transaction disclosed, tell us your rationale under the accounting literature to determine the fair value of the warrants. Tell us how you arrived at the exercise price for each warrant issuance.

Forms 10-QSB for March 31, 2007 and June 30, 2007

21.   Please revise, as appropriate, for comments issued regarding Form 10-KSB for the Year Ended December 31, 2006

NOTE 8 – EQUITY TRANSACTIONS, page 11

22.   For each transaction disclosed, tell us your rationale under the accounting literature to determine the fair value of the shares and any discounts taken. Tell us why you used the Black Sholes method for certain transactions. Tell us about the restrictions that gave rise to the discount of approximately 10% that was used for various transactions.

23.   For each transaction disclosed, tell us your rationale under the accounting literature to determine the fair value of the warrants. Tell us how you arrived at the exercise price for each warrant issuance.

24.   Tell us, citing the accounting literature upon which you relied, how you accounted for the sale of 190,840 shares of Series A Preferred Stock and warrants to purchase 477,100 shares of your common stock. Tell us how you determined the exercise prices.

25.   Tell us, citing the accounting literature upon which you relied, how you accounted for the sale of 13,736 shares of Series A Preferred Stock and warrants to purchase 34,340 shares of your common stock. Tell us how you determined the exercise prices.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director